Exhibit 1

NEWS RELEASE
FOR IMMEDIATE RELEASE
Agrium reports record fourth quarter results
February 9, 2011 — ALL AMOUNTS ARE STATED IN U.S.$ UNLESS OTHERWISE INDICATED
CALGARY, Alberta — Agrium Inc. (TSX and NYSE: AGU) announced today net earnings of $158-million ($1.00 diluted earnings per share) for the fourth quarter of 2010, compared with the net earnings of $30-million in the fourth quarter of 2009 ($0.19 diluted earnings per share). Net earnings from continuing operations, which exclude losses associated with AWB Limited (“AWB”) Commodity Management business which is under a definitive sales agreement to Cargill Incorporated (“Cargill”), were $175-million ($1.10 diluted earnings per share) for the fourth quarter of 2010. On an annual basis, 2010 net earnings were $714-million and $4.52 diluted earnings per share ($731-million and $4.63 diluted earnings per share from continuing operations basis), as compared to net earnings of $366-million ($2.33 diluted earnings per share) in 2009.
The 2010 fourth quarter results include an after-tax loss from discontinued operations of $17-million ($0.10 diluted earnings per share), a pre-tax stock-based compensation expense of $49-million ($0.21 diluted earnings per share)1, a $0.09 reduction in diluted earnings per share related to new Canadian tax legislation on stock-based compensation payments and pre-tax gains of $4-million ($0.02 diluted earnings per share)1 on natural gas and other commodity hedge positions. Net earnings from continuing operations calculated on the same basis as our guidance would have been $219-million ($1.38 diluted earnings per share) for the fourth quarter of 2010, relative to our guidance range for the quarter of $1.00 to $1.30 diluted earnings per share.
“Agrium’s record results in the fourth quarter of 2010 are an illustration of Agrium’s earnings power across the value chain as we continue to take advantage of the strength in global agricultural fundamentals,” said Mike Wilson, Agrium President and CEO. “Global crop prices and margins are expected to remain well above historic levels in 2011 as a result of very low global grain stocks, providing continued support for the entire crop input market. North American nutrient inventories are tight and are expected to remain so as we move into the spring season,” continued Mike Wilson.
“In December of 2010, we completed the acquisition of AWB Limited and subsequently announced that we had entered into a definitive agreement to sell a majority of the AWB Commodity Management business to Cargill. We anticipate this transaction will close in the next few months, subject to satisfying the necessary closing conditions, including regulatory approvals. We are excited to be in Australia’s agricultural industry and are actively integrating AWB’s Landmark business into our retail operations. The serious flooding in sections of eastern Australia has caused extensive short-term damage to individual producers in certain regions, although it has not yet had any significant direct impact on our retail branches. While the flooding and resulting lower quality wheat crop will likely have some short-term impact on the crop input sector in Australia, there are likely to be longer term benefits from increased moisture for crops, pasture and irrigation after the drought conditions experienced over the past several years,” added Mr. Wilson.

1     Fourth quarter effective tax rate of 33 percent used for adjusted diluted earnings per share calculations.

2010 Fourth Quarter Operating Results
NET EARNINGS
Agrium’s fourth quarter consolidated net earnings were $158-million, or $1.00 diluted earnings per share, compared to net earnings of $30-million, or $0.19 diluted earnings per share, for the same quarter of 2009.
Financial Overview

	Three months ended
(Millions of U.S. dollars, except per share	December 31,
amounts and effective tax rate)	2010	2009		Change

Net sales	2,346	1,442		904
Gross profit	727	383		344
Expenses	439	353		86
Net earnings from continuing operations before interest expense and income taxes (“EBIT”)(1)	289	31		258
Net earnings from continuing operations(2)	175	30		145
Net earnings	158	30		128
Earnings per share from continuing operations — diluted	1.10	0.19		0.91
Earnings per share — diluted	1.00	0.19		0.81
Effective tax rate	33%	N/A	(3)	N/A	(3)

(1)	A reconciliation of EBIT to net earnings is provided in the section “Non-GAAP Measures”.

(2)	See “Discontinued Operations” below for a discussion of our discontinued operations.

(3)	Effective tax rate of (625)% in the fourth quarter of 2009 is not comparable due to the loss in the fourth quarter of 2009.
Our consolidated gross profit for the fourth quarter of 2010 increased by $344-million versus the fourth quarter of 2009 primarily due to higher gross profit across all of our major products. Expenses were $86-million higher than the fourth quarter of last year, due mainly to higher Retail selling and general and administrative expenses. Our consolidated EBIT increased by $258-million for this quarter.
Below is a summary of our other expenses (income) for the fourth quarter of 2010 and 2009:

	Three months ended
	December 31,
(Millions of U.S. dollars)	2010	2009

Stock-based compensation	49	34
Realized loss on derivative financial instruments	5	18
Unrealized loss on derivative financial instruments	26	17
Environmental remediation and accretion of asset retirement obligations	6	3
Interest income	(14)	(11)
Foreign exchange gain	(45)	—
Bad debt expense	2	8
Other	7	(13)

	36	56

The effective tax rate was 33 percent for the fourth quarter of 2010 compared to a tax recovery for the same period last year. This change is primarily due to the reversal of the cumulative effect of new Canadian tax legislation on stock-based compensation, a comparatively greater proportion of income earned in higher taxed jurisdictions in 2010 and a loss incurred in the U.S. in 2009. The effective tax rate was 27 percent for 2010 compared to 22 percent for 2009 because of the comparatively greater proportion of income earned in higher taxed jurisdictions in 2010.
BUSINESS SEGMENT PERFORMANCE
Retail
Retail’s 2010 fourth quarter net sales were $1.3-billion, $587-million higher than the fourth quarter of 2009. Gross profit was $351-million in the fourth quarter of 2010, an 86 percent increase from the $189-million earned last year, while EBIT increased to $47-million this quarter, substantially higher than the $57-million loss reported in the fourth quarter of 2009. These earnings represent the highest fourth quarter results ever achieved by Retail. These strong results were supported by the early harvest, the favourable weather during the application season, high crop prices and the need for growers to catch up on nutrients application rates. The reported EBIT included a $7-million loss for Landmark, the Australian retail business unit which was acquired upon our acquisition of AWB Limited (“AWB”), for the approximate one month period they were part of Agrium. December is not normally a high sales period for Landmark and a portion of the loss is attributable to one-time integration costs.
Crop nutrient net sales were $827-million this quarter compared to $431-million in the same quarter last year. The increase was due to a combination of higher nutrient sales prices and volumes. Crop nutrient volumes were approximately 60 percent higher than the same period last year. Gross profit for crop nutrients was $140-million this quarter compared to the $46-million achieved in the fourth quarter of 2009. Crop nutrient margins averaged 17 percent in the fourth quarter of 2010, compared to the compressed margins of 11 percent experienced in the fourth quarter of 2009. The early harvest and favourable weather conditions allowed for above average applications in comparison to the prior year, particularly of potash and phosphate products. In South America, the dry weather in Argentina had little impact on our nutrient sales volumes as the drought started after planting had been completed.
Crop protection net sales were $291-million in the fourth quarter of 2010, a 24 percent increase from the $234-million in sales for the same period last year. This increase is a result of net sales from newly acquired Australian and South American retail centres and increased grower and dealer demand in North America. Gross profit this quarter was $118-million, a $20-million increase over the same period last year. Crop protection product margins as a percentage of net sales were 41 percent for the fourth quarter of 2010, similar to the fourth quarter of 2009.
Seed net sales were $54-million this quarter, well over three times last year’s fourth quarter net sales of $16-million. Gross profit was $26-million in the fourth quarter of 2010, compared to $15-million for the same period last year, due to stronger grower demand for seed supported by robust crop prices. Gross margin as a percentage of net sales was 48 percent this quarter, which is a more normalized percentage for the fourth quarter compared to the 94 percent in the fourth quarter of 2009 due to the timing of seed rebate recognition versus the prior year. On an annual basis, 2010 margins were slightly below 2009 at 20 percent.
Application services and other net sales were $153-million this quarter, $96-million higher than the fourth quarter of 2009. Gross profit was $67-million in the fourth quarter of 2010, compared to $30-million for the same period last year. The increase in sales and gross profit was due to a combination of a much stronger application season in North America this fall and the addition of the Australian Landmark retail operations. The

Landmark business has a significant merchandise business which includes livestock related items such as fencing, feed supplements, animal health products and other items. Landmark also has a significant services offering that include sales commissions for wool, livestock, insurance and real estate. Gross profit for Landmark merchandise and services in the fourth quarter was $22-million.
Retail selling expenses for the fourth quarter of 2010 were $264-million, including $21-million for the inclusion of one month’s selling expenses related to Landmark. This compares to $211-million in selling expenses for the same period in 2009. The increase in the current year, excluding Landmark, is due to higher incentive compensation related to improved profitability, current year acquisitions in North and South America and higher fuel costs. However, selling expenses as a percentage of net sales improved to 20 percent in the fourth quarter of 2010 compared with 29 percent for the same period last year.
The integration of the Landmark retail business is well underway, with the goal to realize targeted synergies of AUD$17-million in 2011 and annual synergies of AUD$40-million or more in 2012.1 The Landmark brand recognition is strong in Australia, and employees continue to focus on providing exceptional service and products to the Australian growers. The eastern region of Queensland has experienced some of the worst flooding in history over the past few months. The rains have lowered the quality of the Australian wheat crop and impacted spring seeded crops, including cotton and sugar cane in certain regions. The majority of Landmark’s locations and growers are situated outside the areas which have been heavily impacted by the flooding in Queensland and New South Wales.
Wholesale
Wholesale reported $1.1-billion in net sales this quarter, 54 percent higher than the same period last year and the highest fourth quarter net sales in our history. Gross profit was $341-million in the fourth quarter of 2010, a $161-million increase over the same period last year. Wholesale also reported a record fourth quarter EBIT of $306-million in 2010, substantially higher than the $140-million earned in the fourth quarter of 2009. These strong results were due to a combination of higher nutrient sales volumes, increased sales prices and lower potash production costs.
Nitrogen gross profit was $160-million this quarter, $65-million higher than the same quarter last year. The increase was a result of stronger nitrogen demand when compared to the same period last year and higher benchmark and realized sales prices. Nitrogen cost of product sold was $215 per tonne, consistent with the fourth quarter of 2009. Lower natural gas costs in the current quarter were partly offset by additional costs at the Carseland facility due to a planned turnaround. Agrium’s average nitrogen margin was $163 per tonne this quarter, compared with $102 per tonne in the fourth quarter of last year and $84 per tonne in the third quarter of 2010.
The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2010 was $3.81/MMBtu, versus $4.27/MMBtu in the same quarter last year and $4.41/MMBtu in the third quarter of 2010. The AECO (Alberta) basis differential was a $0.28/MMBtu discount to NYMEX in the fourth quarter of 2010, which was similar to the basis in the fourth quarter of 2009. Agrium’s overall gas cost this quarter was $3.97/MMBtu ($3.70/MMBtu excluding the impact of realized natural gas derivatives) compared to $4.82/MMBtu in the fourth quarter of 2009 ($4.15/MMBtu excluding the impact of realized natural gas derivatives). Hedging gains and losses on gas derivatives are reported below gross profit in other expenses and therefore not included in cost of product sold.

1      See disclosure in the section “Outlook, Key Risks and Uncertainties” in this press release.

Potash gross profit was $96-million in the fourth quarter of 2010 versus $74-million in the fourth quarter of 2009. Sales volumes were up 18 percent or 65,000 tonnes over the same period last year. The average sales price was $360 per tonne this quarter, compared to $382 per tonne for the fourth quarter of 2009. Domestic demand and price levels for potash were strong in the second half of 2010. Cost of product sold was $132 per tonne this quarter, $40 per tonne lower than the same period last year and $43 per tonne lower than the third quarter of 2010. The year over year reduction in costs was a result of the facility operating at near capacity this quarter, allowing for fixed costs to be allocated over higher sales volumes. The reduction in costs compared to the third quarter of 2010 was mainly due to incremental period costs and decreased production in the third quarter of 2010 as a result of the annual turnaround. Gross margin was $228 per tonne this quarter, compared with $210 per tonne in the fourth quarter of 2009 and $152 per tonne in the third quarter of 2010.
Phosphate gross profit was $54-million, compared to $1-million in the same quarter last year. The significant improvement was due to higher realized sales prices given the tight phosphate market in the second half of 2010. Our realized phosphate price was $624 per tonne this quarter, compared to $392 per tonne for the same quarter last year. Phosphate cost of product sold was $406 per tonne, or $18 per tonne higher than the fourth quarter of 2009. The increase in cost of product sold was due to a combination of higher cost of sulphur, phosphate rock, and the impact of the higher Canadian dollar at our Canadian phosphate operation. Gross margin was $218 per tonne this quarter, a $214 per tonne increase over the fourth quarter of 2009 and a $139 per tonne increase over the third quarter of 2010.
Gross profit for the Purchase for Resale business in the fourth quarter of 2010 was $23-million, a significant increase over the same period last year. The improvement was due to a considerable increase in both sales volumes and margins in our European and North American markets.
Wholesale expenses were $5-million lower in the fourth quarter of 2010 than the same period last year, due primarily to a $39-million favourable variance related to natural gas and other derivatives which was offset by an increase of potash profit and capital taxes of $20-million. The fourth quarter of 2010 included realized losses on natural gas and other derivatives of $8-million offset by mark-to-market gains of $12-million. The same quarter in 2009 included realized losses on natural gas and other derivatives of $18-million and mark-to-market losses of $17-million. Agrium reported equity earnings of $6-million for its interest in the MOPCO Egyptian nitrogen facility in the fourth quarter of 2010 and $17-million in equity earnings for the year.
Advanced Technologies
Advanced Technologies’ fourth quarter 2010 net sales were $97-million compared to $95-million in the fourth quarter of 2009. Gross profit was $24-million for the quarter, compared with $16-million for the same period last year. The increase in net sales and gross profit for the quarter was due to higher prices and sales volumes for our Environmentally Smart Nitrogen (“ESN”) and turf and ornamental products. The Direct Solutions business (includes the turf and ornamental operations transferred from Retail in 2009) reported gross profit of $5-million in the current quarter which was $1-million lower than the same period in 2009.
ESN sales volumes were 21 percent higher, or an increase of about 10,000 tonnes, in the fourth quarter of 2010 compared to the same period last year. The increase was a result of higher demand and additional available production and associated sales volumes from our new facility at New Madrid, Missouri.

EBITDA for the current quarter was $7-million, an increase of $7-million versus the comparable period in 2009. The growth in EBITDA was due primarily to the increase in gross profit and the recording of non-recurring relocation costs and inventory write-downs in the same period in 2009.
Other
EBIT for our Other non-operating business unit for the fourth quarter of 2010 was a loss of $66-million, an increase in loss of $20-million compared to a loss of $46-million for the fourth quarter of 2009. The increase in loss was driven by:
•	a net loss of $36-million primarily from foreign exchange derivatives entered into in anticipation of the AWB acquisition and sale of the Commodity Management business to Cargill;

•	a $23-million increase in general and administrative expense largely due to one-time closing costs relating to the AWB acquisition; and

•	a $13-million increase in stock-based compensation expense from a larger increase in share price during the fourth quarter of 2010 versus the same period last year.
The increase in loss was partially offset by a $46-million foreign exchange gain from the remeasurement of intercompany loans.
DISCONTINUED OPERATIONS
On December 3, 2010, we acquired AWB’s Commodity Management business and AWB Harvest Finance operations as a part of the AWB acquisition. On December 15, 2010, Agrium announced that Cargill, Incorporated agreed to acquire a majority of these commodity management businesses. As a result, these businesses are classified as discontinued operations. For discussion on AWB, see section “Business Acquisitions”.
Net loss from discontinued operations for the fourth quarter of 2010 was $17-million versus nil in the same period of 2009.

LIQUIDITY AND CAPITAL RESOURCES
Below is a summary of our cash provided by or used in operating, investing, and financing activities as reflected in the Consolidated Statements of Cash Flow:

	Three months ended December 31,
(Millions of U.S. dollars)	2010	2009	Change

Cash provided by operating activities	563	905	(342)
Cash used in investing activities	(1,374)	(172)	(1,202)
Cash provided by (used in) financing activities	400	(24)	424

Effect of exchange rate changes on cash	9	(1)	10

(Decrease) increase in cash and cash equivalents from continuing operations	(402)	708	(1,110)

Cash and cash equivalents provided by discontinued operations	45	—	45

The sources and uses of cash for the three months ended December 31, 2010 are summarized below:
Cash provided by operating activities — Drivers behind the $342-million decrease in source of cash

Source of cash	•	$145-million resulting from increase in net earnings from continuing operations adjusted for changes in non-cash items, primarily associated with a $106-million increase from future income taxes.

Use of cash	•	$620-million increase in non-cash working capital. The increase in non-cash working capital was primarily driven by higher inventory and prepaid expenses and deposits in the fourth quarter of 2010 compared to the fourth quarter of 2009. These were partially offset by higher accounts payable in the fourth quarter of 2010 versus the fourth quarter of 2009.
Cash used in investing activities — Drivers behind the $1.2-billion increase in use of cash

Use of cash	•	$1.2-billion used for the acquisition of AWB in the fourth quarter of 2010. For discussion on AWB, see section “Business Acquisitions”.
Cash provided by financing activities — Drivers behind the $424-million increase in source of cash

Source of cash	•	$500-million aggregate principal amount of debentures were issued in the fourth quarter of 2010, net proceeds from which were used to pay down credit facilities drawn in connection with the AWB acquisition and will be used to repay a $125-million aggregate principal amount of debentures due February 15, 2011.
Credit Rating
Following Agrium’s announcement to acquire AWB, DBRS placed Agrium under review on August 16, 2010. On November 23, 2010, DBRS confirmed the Senior Debt rating of Agrium with a Stable trend following the approval of a plan for Agrium to acquire AWB for approximately $1.2-billion by AWB shareholders and Australian courts. On December 15, 2010, DBRS commented that the successful sale of the Commodity Management businesses of AWB to Cargill is not expected to have an impact on the rating of Agrium’s Senior Debt.

Following Agrium’s announcement on March 11, 2010 that it will no longer pursue an acquisition of CF, Moody’s concluded its review and removed Agrium from Under Review for negative watch to Stable outlook on March 18, 2010.
On December 15, 2010, Standard & Poor’s affirmed its credit rating and Stable outlook on Agrium.
OUTSTANDING SHARE DATA
The number of outstanding shares as at January 31, 2011 was approximately 158 million. As at January 31, 2011, the number of stock options (issuable assuming full conversion, where each option granted can be exercised for one common share) outstanding were approximately nil.
SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

	2010				2009				2008
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Net sales	2,346	2,009	4,367	1,798	1,442	1,844	4,090	1,753	1,941
Gross profit	727	500	1,063	361	383	397	890	273	522
Net earnings from continuing operations	175	57	1,063	361	383	397	890	273	522
Net earnings (loss)	158	57	506	(7)	30	26	370	(60)	124
Earnings (loss) per share from continuing operations
-basic	1.10	0.37	3.21	(0.04)	0.19	0.16	2.36	(0.38)	0.79
-diluted	1.10	0.37	3.20	(0.04)	0.19	0.16	2.35	(0.38)	0.79
Earnings (loss) per share
-basic	1.00	0.37	3.21	(0.04)	0.19	0.16	2.36	(0.38)	0.79
-diluted	1.00	0.37	3.20	(0.04)	0.19	0.16	2.35	(0.38)	0.79

The agricultural products business is seasonal in nature. Consequently, sales and gross profit comparisons made on a year-over-year basis are more appropriate than quarter-over-quarter. Crop input sales are primarily concentrated in the spring and fall crop input application seasons, which are in the second quarter and fourth quarter, respectively. Crop nutrient inventories are normally accumulated leading up to the application season. Cash collections generally occur after the application season is complete in the Americas and Australia, except for international potash sales. Our recent acquisition of AWB, which has a majority of its earnings from the second and third quarters of the calendar year, may have some impact on comparability.
BUSINESS ACQUISITIONS
On December 3, 2010, Agrium completed its acquisition of 100 percent of the outstanding shares of AWB at an aggregate purchase price of approximately AUD$1.2-billion plus assumption of AUD$540-million of debt. The AWB acquisition provides Agrium with the opportunity to further enhance product and service offerings to Australian and New Zealand customers. AWB’s Landmark business is a leading agricultural retailer in Australia, with over 200 company-owned retail locations, and 140 additional retail franchise and wholesale customer locations in Australia. Agrium announced that a definitive agreement had been reached with Cargill on December 15, 2010, pursuant to which Cargill has agreed, subject to certain conditions, to acquire substantially all of the Commodity Management businesses of AWB. The purchase price to be paid by Cargill for the acquired businesses will be the net asset value of the acquired businesses as at the completion date of the transaction plus a premium. The purchase consideration will be payable in cash and by the assumption by Cargill of AWB’s consolidated indebtedness related to the acquired businesses. Subject to the satisfaction of the required closing conditions, including regulatory approvals, we anticipate that the sale to Cargill will be completed in the first half of 2011.
On March 11, 2010, Agrium announced that it would no longer pursue an acquisition of CF Industries, Inc. (“CF”) and allowed its offer for CF to expire on March 22, 2010. Acquisition costs of $45-million, previously recorded in prepaid expenses and deposits, were expensed on expiry of the offer. In March 2010, Agrium sold its investment in CF, consisting of 1.2 million common shares, and recorded a pre-tax gain in other expenses of $52-million. Unrealized gains on the shares had previously been recorded in other comprehensive income. Following termination of the CF offer, the conditional sale of 50 percent of the Carseland nitrogen facility to Terra Industries Inc. was also terminated.
NON-GAAP MEASURES
In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings from continuing operations before interest expense and income taxes) and EBITDA (net earnings from continuing operations before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.
EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.
The following table is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

					Three Months Ended December 31
	2010					2009
(millions of			Advanced					Advanced
U.S. dollars)	Retail	Wholesale	Technologies	Other	Consolidated	Retail	Wholesale	Technologies	Other	Consolidated

EBITDA	80	345	7	(65)	367	(30)	169	—	(44)	95
Depreciation and amortization	33	39	5	1	78	27	29	6	2	64

EBIT	47	306	2	(66)	289	(57)	140	(6)	(46)	31

Interest expense					(30)					(26)
Income taxes					(84)					25

Net earnings from continuing operations					175					30

OUTLOOK, KEY RISKS AND UNCERTAINTIES
Many global crops ended 2010 trading at historically high levels. The United States Department of Agriculture (USDA) projects that U.S. average realized farm price of corn, soybeans and cotton will be at record levels in 2011. The U.S. stocks-to-use ratio for soybeans and cotton are projected to be the lowest on recent record, while the stocks to use ratio of corn is projected to be the second lowest on record. The combination of a tight supply and demand balance and historically high prices for most crops is expected to result in increased seeded acreage and significant competition for land between the crops. The USDA recently stated that as many as 10 million more acres of land could be planted in the U.S. alone this spring. This is positive for seed, crop protection and crop nutrient demand. North American nutrient demand in the spring of 2011, particularly for phosphate and potash, may be impacted by the strong application levels this past fall. However, the extent this may occur will ultimately depend on the size of total crop acreage in North America this spring, the degree to which acreage shifts to crops with higher nutrient requirements such as corn and cotton over soybeans, as well as total application rates for the 2010/11 fertilizer year.
North American urea inventories were below the five-year average throughout most of the second half of 2010, but increased in December to two percent above the five-year average. However, total nitrogen inventories in North America in December remained below the five-year average. Chinese urea export supplies reached a record seven million tonnes in 2010. However, the Chinese government recently announced the export tariff on urea would be at the prohibitive 110 percent, two months earlier than normal which should reduce urea export availability in 2011.
The recent political unrest in Egypt and some other countries in the region have contributed to uncertainty to global markets, including nutrient products. The MOPCO nitrogen facility in which we have a 26 percent equity interest, is located at the port city of Damietta and has continued to operate and export at normal levels during the recent period of unrest, although this is not true for all Egyptian nitrogen facilities. Progress also continues on the tripling of the output at the Egyptian nitrogen facility. No capital is required from Agrium for this expansion.
Tight supply and demand fundamentals supported the phosphate market in the fourth quarter of 2010. December TFI data showed that U.S. DAP/MAP inventories increased 37 percent from record low November levels but remained 32 percent below the five-year average levels and slightly below December 2009 levels. Looking ahead to the first half of 2011, demand within North America is expected to be supported by strong crop prices. India will be an important market to watch over the next couple of months. India imported record DAP volumes in 2010 and analysts expect strong demand to continue in 2011, but the level of the Nutrient Based Subsidy (NBS) remains uncertain for 2011.
Strong global and North American potash demand has contributed to a significantly improved outlook relative to a year ago. North American potash inventories at the end of December 2010 were 35% below December 2009 levels and 14% below the five-year average, despite near-record monthly North American production in December 2010. Global and North American benchmark potash prices increased in the fourth quarter of 2010, driven by strong demand and tightening supplies. Looking ahead to 2011, the latest Chinese supply agreement with key exporters provides base demand and adds certainty to the market. Indian import demand for potash is expected to remain strong in 2011, but the level of the NBS and agreements with suppliers remain sources of uncertainty at this time.
Flooding in eastern Australia is some of the worst in history for this region. The economic impact of this is still unknown, but the excessive moisture has lowered the quality of the wheat crop and impacted spring seeded crops including cotton, sugar cane and vegetables in certain regions. The flooding has impacted logistics in some regions which make it more difficult to get products to market and ports. Cattle, sheep, and wool auctions are likely to see cancellations in the first months of 2011, and general purchases of agricultural merchandise may be impacted in some regions. These issues will have some impact on 2011 results for Landmark, but the first quarter of 2011 tends to be Landmark’s second weakest quarter from a gross margin perspective. While there has been some significant short-term damage to individual producers in several agricultural regions, in the medium to long term the recent heavy rainfall and associated flooding should provide some benefit to agriculture, through an increase in soil moisture levels, improved pasture growth and increased water availability for irrigated agricultural production.
As part of our ongoing planned maintenance program several of our facilities have planned turnarounds in 2011, the most significant of which will occur at our Redwater Nitrogen facility commencing in June of 2011. Agrium’s ammonia sales volumes to agricultural and industrial markets vary significantly by quarter. In the first quarter the industrial market historically accounts for in excess of 60 percent of our ammonia sales volumes. The majority of our industrial ammonia sales contracts have a significant portion of their pricing indexed to natural gas, in contrast with agricultural pricing which is more closely tied to the spot market at the time of the sale with the customer.
Forward-Looking Statements
Certain statements and other information included in this press release constitute “forward looking information” within the meaning of applicable Canadian securities legislation or constitute “forward-looking statements” within the meaning of applicable U.S. securities legislation (collectively, the “forward-looking statements”). All statements in this press release, other than those relating to historical information or current conditions, are forward-looking statements, including, but not limited to, statements as to management’s expectations with respect to: future crop and crop input volumes, demand, margins, prices and sales; the announced divestiture of substantially all of AWB’s Commodity Management business; business and financial prospects; and other plans, strategies, objectives and expectations, including with respect to future operations of Agrium and AWB. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such forward-looking statements.
All of the forward-looking statements are qualified by the assumptions that are stated or inherent in such forward-looking statements, including the assumptions listed below. Although Agrium believes that these assumptions are reasonable, this list is not exhaustive of the factors that may affect any of the forward-looking statements and the reader should not place an undue reliance on these assumptions and such forward-looking statements. The key assumptions that have been made in connection with the forward-looking statements include the following: Agrium’s ability to successfully integrate and realize the anticipated benefits of its acquisitions, including the acquisition of AWB; Agrium’s ability to operate AWB’s business profitably, including in respect of its ability to operate AWB’s retail business and achieve margins closer to those Agrium currently obtains in its existing retail businesses; Agrium’s success in integrating its business systems and supply chain management processes following the acquisition of AWB and Agrium’s ability to complete the divestiture of substantially all of AWB’s Commodity Management business on the planned timeline.
Events or circumstances that could cause actual results to differ materially from those in the forward-looking statements, include, but are not limited to: general economic, market and business conditions, weather conditions including impacts from regional flooding, including the impact of the current floods being experienced in Australia, and/or drought conditions; crop price; the supply and demand and price levels for our major products; and governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and the interpretation thereof and other laws or regulations, and political risks, including civil unrest, actions by armed groups or conflict. Additionally, there are risks associated with Agrium’s recent acquisition of AWB and the announced divesture of substantial parts of AWB’s Commodity Management business, including: timing and costs of the associated integration of the AWB business, the size and timing of expected synergies could be less favourable than anticipated; the divestiture of substantial parts of AWB’s Commodity Management business may be unsuccessful, more time consuming or costly than initially realized and the proceeds of such divestiture may be less than expected; disruption from the acquisition making it more difficult to maintain relationships with customers, employees and suppliers; AWB is subject to dispute and litigation risk (including as a result of being named in litigation commenced by the Iraqi Government relating to the United Nations Oil-For-Food Programme), as well as counterparty and sovereign risk; and other risk factors detailed from time to time in Agrium reports filed with the Canadian securities regulators and the Securities and Exchange Commission in the United States.

Agrium disclaims any intention or obligation to update or revise any forward-looking statements in this press release as a result of new information or future events, except as may be required under applicable U.S. federal securities laws or applicable Canadian securities legislation.
OTHER
Agrium Inc. is a major Retail supplier of agricultural products and services in North America, South America and Australia and a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium’s strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.
A WEBSITE SIMULCAST of the 2010 4th Quarter Conference Call will be available in a listen-only mode beginning Wednesday, February 9th at 9:30 a.m. MT (11:30 a.m. ET). Please visit the following website: www.agrium.com
FOR FURTHER INFORMATION:
Investor/Media Relations:
Richard Downey, Senior Director, Investor Relations
(403) 225-7357
Todd Coakwell, Manager, Investor Relations
(403) 225-7437
Contact us at: www.agrium.com

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Sales	2,398	1,501	10,743	9,328
Direct freight	52	59	223	199

Net sales	2,346	1,442	10,520	9,129
Cost of product sold	1,619	1,059	7,869	7,186

Gross profit	727	383	2,651	1,943
Expenses
Selling	274	227	1,038	918
General and administrative	82	50	236	202
Depreciation and amortization	37	32	129	124
Potash profit and capital tax	16	(4)	27	4
Earnings from equity investees	(6)	(8)	(25)	(27)
Other expenses	36	56	143	142

Earnings before interest, income taxes and non-controlling interests	288	30	1,103	580
Interest on long-term debt	23	22	88	91
Other interest	7	4	19	19

Earnings before income taxes and non-controlling interests	258	4	996	470
Income taxes	84	(25)	265	105
Non-controlling interests	(1)	(1)	—	(1)

Net earnings from continuing operations	175	30	731	366
Net loss from discontinued operations	(17)	—	(17)	—

Net earnings	158	30	714	366

Earnings per share from continuing operations

Basic	1.10	0.19	4.64	2.33
Diluted	1.10	0.19	4.63	2.33

Earnings per share
Basic	1.00	0.19	4.53	2.33
Diluted	1.00	0.19	4.52	2.33

Weighted average number of shares outstanding (millions)

Basic	158	157	157	157
Diluted	158	158	158	157

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended		Twelve months ended
	December 31,		December 31,
	2010	2009	2010	2009

Operating
Net earnings from continuing operations	175	30	731	366
Items not affecting cash
Depreciation and amortization	78	64	334	242
Earnings from equity investees	(6)	(8)	(25)	(27)
Stock-based compensation	49	34	110	73
Unrealized loss (gain) on derivative financial instruments	26	17	42	(39)
Acquisition costs	—	—	45	—
Gain on disposal of marketable securities	—	—	(52)	—
Unrealized foreign exchange (gain) loss	(11)	(5)	(12)	62
Future income taxes	17	(89)	14	(309)
Non-controlling interests	(1)	(1)	—	(1)
Other	8	15	23	82
Dividends from equity investees	—	—	14	—
Net changes in non-cash working capital	228	848	(649)	950

Cash provided by operating activities	563	905	575	1,399

Investing
Acquisitions, net of cash acquired	(1,246)	—	(1,246)	(15)
Capital expenditures	(135)	(131)	(441)	(313)
Proceeds from disposal of investments	—	—	25	—
Purchase of marketable securities	—	—	—	(65)
Proceeds from disposal of marketable securities	—	—	117	—
Other	7	(41)	(1)	(120)

Cash used in investing activities	(1,374)	(172)	(1,546)	(513)

Financing
Bank indebtedness	(100)	(61)	(8)	(381)
Long-term debt issued	517	32	565	78
Transaction costs on long-term debt	(13)	(1)	(13)	(1)
Repayment of long-term debt	(7)	—	(17)	(1)
Dividends paid	—	—	(17)	(17)
Shares issued, net of issuance costs	3	6	8	7

Cash provided by (used in) financing activities	400	(24)	518	(315)

Effect of exchange rate changes on cash and cash equivalents	9	(1)	15	5

(Decrease) increase in cash and cash equivalents from continuing operations	(402)	708	(438)	576
Cash and cash equivalents provided by discontinued operations	45	—	45	—
Cash and cash equivalents — beginning of period	897	225	933	374
Deconsolidation of Egypt subsidiary	—	—	—	(17)

Cash and cash equivalents — end of period	540	933	540	933

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

	As at
	December 31,
	2010	2009

ASSETS
Current assets
Cash and cash equivalents	540	933
Accounts receivable	1,781	1,324
Inventories	2,502	2,137
Prepaid expenses and deposits	848	612
Marketable securities	3	114
Assets of discontinued operations	1,320	—

	6,994	5,120
Property, plant and equipment	2,099	1,782
Intangibles	619	617
Goodwill	2,463	1,801
Investment in equity investees	389	370
Other assets	47	95
Future income tax assets	14	—
Assets of discontinued operations	92	—

	12,717	9,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	297	106
Accounts payable	2,843	2,475
Current portion of long-term debt	125	—
Liabilities of discontinued operations	1,020	—

	4,285	2,581
Long-term debt	2,118	1,699
Other liabilities	408	381
Future income tax liabilities	549	521
Liabilities of discontinued operations	2	—
Non-controlling interests	8	11

	7,370	5,193
Shareholders’ equity	5,347	4,592

	12,717	9,785

AGRIUM INC.
Consolidated Statements of Comprehensive Income and Shareholders’ Equity
(Millions of U.S. dollars, except share data)
(Unaudited)

	Millions				Accumulated
	of				other	Total
	common	Share	Contributed	Retained	comprehensive	shareholders’
	shares	capital	surplus	earnings	income	equity

December 31, 2008	157	1,961	8	2,313	(172)	4,110

Net earnings				366		366
Cash flow hedges (a)					(4)	(4)
Available for sale financial instruments (b)					29	29
Foreign currency translation					100	100

Comprehensive income						491

Dividends				(17)		(17)
Stock options exercised		8				8

December 31, 2009	157	1,969	8	2,662	(47)	4,592

Net earnings				714		714
Cash flow hedges (c)					(2)	(2)
Available for sale financial instruments (d)					(29)	(29)
Foreign currency translation					80	80

Comprehensive income						763

Dividends				(17)		(17)
Stock options exercised	1	7	2			9

December 31, 2010	158	1,976	10	3,359	2	5,347

(a)	Net of tax of $2-million.

(b)	Net of tax of $19-million.

(c)	Net of tax of $1-million.

(d)	Net of tax of $19-million.

AGRIUM INC.
Results by Segment
(Unaudited — millions of U.S. dollars)
Schedule 1a

	Three months ended December 31,
	2010
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net sales — external	1,309	955	82	—	2,346
— inter-segment	16	146	15	(177)	—

Total net sales	1,325	1,101	97	(177)	2,346
Cost of product sold	974	760	73	(188)	1,619

Gross profit	351	341	24	11	727

Gross profit (%)	26	31	25		31

Selling expenses	264	10	8	(8)	274
EBITDA(1)	80	345	7	(65)	367
EBIT(2)	47	306	2	(66)	289

	Three months ended December 31,
	2009
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net Sales — external	736	621	85	—	1,442
— inter-segment	2	95	10	(107)	—

Total net sales	738	716	95	(107)	1,442
Cost of product sold	549	536	79	(105)	1,059

Gross profit	189	180	16	(2)	383

Gross profit (%)	26	25	17		27

Selling expenses	211	8	9	(1)	227
EBITDA(1)	(30)	169	—	(44)	95
EBIT(2)	(57)	140	(6)	(46)	31

(1)	Net earnings from continuing operations before interest expense, income taxes, depreciation and amortization.

(2)	Net earnings from continuing operations before interest expense and income taxes.

AGRIUM INC.
Results by Segment
(Unaudited — millions of U.S. dollars)
Schedule 1b

	Twelve months ended December 31,
	2010
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net sales — external	6,941	3,241	338	—	10,520
— inter-segment	28	490	52	(570)	—

Total net sales	6,969	3,731	390	(570)	10,520
Cost of product sold	5,418	2,720	305	(574)	7,869

Gross profit	1,551	1,011	85	4	2,651

Gross profit (%)	22	27	22		25

Selling expenses	988	36	30	(16)	1,038
EBITDA(1)	525	1,058	31	(177)	1,437
EBIT(2)	410	866	12	(185)	1,103

	Twelve months ended December 31,
	2009
			Advanced
	Retail	Wholesale	Technologies	Other	Total

Net Sales — external	6,160	2,708	261	—	9,129
— inter-segment	4	311	43	(358)	—

Total net sales	6,164	3,019	304	(358)	9,129
Cost of product sold	4,982	2,377	250	(423)	7,186

Gross profit	1,182	642	54	65	1,943

Gross profit (%)	19	21	18		21

Selling expenses	882	34	13	(11)	918
EBITDA(1)	266	607	22	(72)	823
EBIT(2)	163	495	3	(80)	581

(1)	Net earnings from continuing operations before interest expense, income taxes, depreciation and amortization.

(2)	Net earnings from continuing operations before interest expense and income taxes.

AGRIUM INC.
Product Lines
(Unaudited — millions of U.S. dollars)
Schedule 2

	Three months ended December 31,						Twelve months ended December 31,
	2010			2009			2010			2009
		Cost of			Cost of			Cost of			Cost of
		product	Gross		product	Gross		product	Gross		product	Gross
	Net sales	sold(1)(2)	profit	Net sales	sold(1)(2)	profit	Net sales	sold(1)(2)	profit	Net sales	sold(1)(2)	profit

Retail(3)(4)(5)
Crop nutrients	827	687	140	431	385	46	3,001	2,460	541	2,522	2,310	212
Crop protection products	291	173	118	234	136	98	2,703	2,070	633	2,638	1,990	648
Seed	54	28	26	16	1	15	877	706	171	731	579	152
Services and other	153	86	67	57	27	30	388	182	206	273	103	170

	1,325	974	351	738	549	189	6,969	5,418	1,551	6,164	4,982	1,182

Wholesale
Nitrogen	370	210	160	294	199	95	1,343	891	452	1,247	835	412
Potash	150	54	96	135	61	74	646	275	371	333	159	174
Phosphate	153	99	54	91	90	1	548	442	106	436	398	38
Product purchased for resale	378	355	23	161	159	2	993	945	48	816	853	(37)
Other	50	42	8	35	27	8	201	167	34	187	132	55

	1,101	760	341	716	536	180	3,731	2,720	1,011	3,019	2,377	642

Advanced Technologies
Turf and ornamental	68	53	15	75	64	11	271	215	56	222	188	34
Agriculture	29	20	9	20	15	5	119	90	29	82	62	20

	97	73	24	95	79	16	390	305	85	304	250	54

Other inter-segment eliminations	(177)	(188)	11	(107)	(105)	(2)	(570)	(574)	4	(358)	(423)	65

Total	2,346	1,619	727	1,442	1,059	383	10,520	7,869	2,651	9,129	7,186	1,943

(1)	Wholesale includes inventory and purchase commitment write-downs.

(2)	Includes depreciation and amortization.

(3)	International Retail net sales were $243-million (2009 — $76-million) and gross profit was $51-million (2009 — $11-million) for the three months ended December 31.

(4)	International Retail net sales were $435-million (2009 — $196-million) and gross profit was $85-million (2009 — $25-million) for the twelve months ended December 31.

(5)	Comparative figures have been reclassified to conform to the current year’s revised categories.

AGRIUM INC.
Selected Wholesale Volumes and Sales Prices
(Unaudited)
Schedule 3a

	Three months ended December 31,
	2010				2009
			Cost of				Cost of
	Sales	Selling	product		Sales	Selling	product
	tonnes	price	sold	Margin	tonnes	price	sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)

Nitrogen
Domestic
Ammonia	315	433			325	357
Urea	318	391			365	313
Other	229	261			149	220

Total domestic	862	372			839	314
International	118	420			91	344

Total nitrogen	980	378	215	163	930	316	214	102

Potash
Domestic	236	412			279	388
International	182	292			74	363

Total potash	418	360	132	228	353	382	172	210

Phosphate	246	624	406	218	232	392	388	4

Product purchased for resale	944	400	375	25	598	269	266	3

Other
Ammonium sulfate	79	242	154	88	90	184	117	67
Other	82				56

Total other	161				146

Total Wholesale	2,749	401	277	124	2,259	317	237	80

AGRIUM INC.
Selected Wholesale Volumes and Sales Prices
(Unaudited)
Schedule 3b

	Twelve months ended December 31,
	2010				2009
			Cost of
	Sales	Selling	product		Sales		Cost of
	tonnes	price	sold	Margin	tonnes	Selling price	product sold	Margin
	(000’s)	($/tonne)	($/tonne)	($/tonne)	(000’s)	($/tonne)	($/tonne)	($/tonne)

Nitrogen
Domestic
Ammonia	1,125	399			1,070	408
Urea	1,401	355			1,445	326
Other	952	246			709	242

Total domestic	3,478	339			3,224	335
International	440	371			542	310

Total nitrogen	3,918	343	228	115	3,766	331	222	109

Potash
Domestic	1,119	394			467	457
International	749	273			296	404

Total potash	1,868	346	148	198	763	436	208	228

Phosphate	1,041	527	425	102	1,004	434	396	38

Product purchased for resale	3,000	331	315	16	2,672	305	319	(14)

Other
Ammonium sulfate	347	224	148	76	360	225	126	99
Other	344				207

Total other	691				567

Total Wholesale	10,518	354	258	96	8,772	344	271	73

AGRIUM INC.
Selected Cost of Product Sold Information
(Unaudited — millions of U.S. dollars)
Schedule 4

	Three months ended December 31,				Twelve months ended December 31,
	Depreciation and		Inventory and purchase		Depreciation and		Inventory and purchase
	amortization		commitment write-down		amortization		commitment write-down
	2010	2009	2010	2009	2010	2009	2010	2009

Retail	2	—	—	—	6	—	—	—

Wholesale
Nitrogen	20	14	—	—	77	55	—	2
Potash	6	3	—	—	36	16	—	—
Phosphate	10	10	—	—	68	32	—	2
Product purchased for resale	—	—	—	2	1	—	—	56
Other	1	1	—	—	5	4	—	1

	37	28	—	2	187	107	—	61

Advanced Technologies	2	4	—	2	12	11	—	2

Total	41	32	—	4	205	118	—	63